First-Quarter Results
April 30, 2002

Business improves in March

Cost-reduction measures start to take effect

EBIT up 3% on previous year due to lower special items



BASF Group

                                                                      1st Quarter         Change
Million euro                                                         2002      2001         in %
Sales                                                               8,239      9,289       (11.3)
Income from operations before special items                           818        962       (15.0)
Income from operations (EBIT)                                         814        789         3.2
Income from operations
before depreciation and amortization (EBITDA)                       1,432      1,408         1.7
Extraordinary income                                                    -      6,010         -
Income before taxes and minority interests                            838      6,641       (87.4)
Net income                                                            556      6,193       (91.0)
Earnings per share
  - ordinary (euro)                                                  0.95       0.53        79.2
  - extraordinary (euro)                                                -       9.66         -


Sales and earnings

Sales: Following a tentative start to the year in the first two months, business picked up significantly in March. Compared with the first quarter of the previous year, sales declined 11.3% to euro 8,239 million. When first-quarter sales of euro 364 million from Pharmaceuticals in 2001 are excluded, the decline is 7.7%, mainly due to a further decrease in selling prices.

Factors influencing sales in comparison with previous year:

in %                              1st Quarter
Volumes                              + 0.7
Prices                               (8.8)
Currency                             + 0.5
Acquisitions / divestitures*         (3.7)
Total                               (11.3)

*) Including discontinued operations


Earnings: Income from operations before special items was 15% lower than in the first quarter of 2001. This decline is primarily due to lower earnings contributions from the Oil & Gas and Agricultural Products & Nutrition segments. In the other segments, however, costs have been reduced


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through the restructuring measures started last year. Raw material costs were generally lower. Nevertheless, pressure on margins intensified in some divisions.

Income from operations of euro 814 million was up 3.2% compared to the same period in 2001. However, the previous years figure was burdened with special items of euro 173 million.

The financial result improved by euro 182 million and was positive. This was due to special income of euro 114 million from the sale of securities and lower interest expense as a result of reduced financial indebtedness. Excluding the extraordinary income of euro 6,010 million from the sale of our pharmaceuticals business in the first quarter of 2001, income before taxes and minority interests increased euro 207 million, or 32.8%, to euro 838 million.

Net income increased to euro 556 million compared with euro 323 million excluding the effects of extraordinary income. This disproportional increase compared with the change in income before taxes and minority interests is partially due to lower foreign income taxes on oil-producing operations.

Ordinary earnings per share in the first quarter were euro 0.95 compared with euro 0.53 in the same period of 2001.

Special items                   1st Quarter      2nd Quarter    3rd Quarter      4th Quarter
Million euro                    2002   2001     2002    2001     2002  2001      2002  2001
Special items
- in income from operations      (4)    (173)          (447)           (14)           (442)
- in financial result            114        -              -            (5)            (68)
Total                            110    (173)          (447)           (19)           (510)

Outlook

Important indicators for business development generally improved in March. Capacity utilization at important sites increased. In the second quarter, we therefore expect to be able to maintain the first quarters level of sales and earnings. For 2002 as a whole, we continue to expect sales at the previous years level and improved income from operations.

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

Segments 1st Quarter

                                                     Sales                     Income from                     Income from
                                                                             operations before                 operations
                                                                             special items
                                                               Change                      Change                     Change
Million euro                                 2002    2001       *in %   2002      2001      *in %  2002       2001     *in %
1st Quarter
Chemicals                                   1,203    1,122       7.2     111       109       1.8     109       101       7.9
Plastics & Fibers                           1,975    2,154      (8.3)     98        93       5.4      95        75      26.7
Performance Products                        1,983    2,087      (5.0)    115       125      (8.0)    119       107      11.2
Agricultural Products & Nutrition           1,542    2,088     (26.1)    234       299     (21.7)    231       224       3.1
Oil & Gas                                   1,226    1,443     (15.0)    284       376     (24.5)    284       376     (24.5)
Other                                         310      395     (21.5)    (24)      (40)     40.0     (24)      (94)     74.5
thereof
exploratory/biotechnology research costs                                  49        67     (26.9)     49        67     (26.9)
                                            8,239    9,289     (11.3)    818       962     (15.0)    814       789       3.2

*) Previous year's figures adjusted to take account of organizational changes.

Chemicals

Sales in this segment increased 7.2% in the first quarter of 2002 to euro 1,203 million.

Income from operations before special items of euro 111 million was at the previous years level.

Despite a lower level of sales in the Inorganics division, earnings improved in particular due to business with inorganic specialties and electronic grade chemicals. In the Petrochemicals division, high capacity utilization of steam crackers in Europe and the increasing capacity utilization of the new cracker in Port Arthur, Texas, resulted in a 24% increase in sales to euro 610 million. Earnings were reduced by lower margins for cracker products as a result of high naphtha prices.

Sales in the Intermediates division did not quite reach the previous years level, but earnings were improved, above all as a result of higher capacity utilization and cost savings.

Sales by division

                                 1st Quarter        Change
Million euro                    2002     2001*        in %
Inorganics                       169      191       (11.5)
Petrochemicals                   610      492        24.0
Intermediates                    424      439        (3.4)

*) Previous year's figures adjusted to take account of organizational changes.

Plastics & Fibers

In the first quarter, sales in the Plastics & Fibers segment decreased 8.3% to euro 1,975 million. This change is primarily due to a severe decline in selling prices.

Compared with the same period in 2001, income from operations before special items increased 5.4% in the first quarter to euro 98 million. In the Styrenics division, sales were down 13.4% at euro 742 million. Compared with the previous year, earnings declined due to unsatisfactory margins.

Sales in the Performance Polymers division declined 11.5%. Earnings improved primarily as a result of higher capacity utilization and positive effects from last years restructuring measures.

Sales and earnings were stable in the Polyurethanes division.

Sales by division

                            1st Quarter        Change
Million euro                2002     2001*       in %
Styrenics                    742      857       (13.4)
Performance Polymers         541      611       (11.5)
Polyurethanes                692      686         0.9

*) Previous year's figures adjusted to take account of organizational changes

Performance Products

First-quarter sales in this segment declined 5% to euro 1,983 million; income from operations before special items was 8% lower at euro 115 million. Positive influences came from the implementation of cost-reduction measures and higher sales volumes in various product lines, but were insufficient to offset valuation allowances to receivables in Argentina.

In the Performance Chemicals division, sales and earnings were almost at the previous years level. A 7.3% decline in sales in the Coatings division to euro 531 million was largely due to lower automotive production in Europe, and earnings were reduced correspondingly. First-quarter sales in the Functional Polymers division were down 7.4%. Following a weak start to the year, business picked up considerably in March. The cost-saving measures we implemented had a positive effect on earnings.

Sales by division

                                1st Quarter        Change
Million euro                    2002     2001*       in %
Performance Chemicals            848      862       (1.6)
Coatings                         531      573       (7.3)
Functional Polymers              604      652       (7.4)

*) Previous year's figures adjusted to take account of organizational changes.

Agricultural Products & Nutrition

                                      Sales                           Income from                   Income from
                                                                   operations before                operations
                                                                    special items
                                                 Change                         Change                           Change
Million euro                2002       2001      in %        2002       2001      in %        2002       2001      in %
1st Quarter
Agricultural Products      1,038      1,232       (15.7)      213        285       (25.3)      213        209       1.9
Fine Chemicals               504        492         2.4        21         13        61.5        18        (15)     .
Pharmaceuticals*               -        364         -           -          1         -           -         30         -
                           1,542      2,088       (26.1)      234        299       (21.7)      231        224       3.1

*) The pharmaceuticals business was sold to Abbott Laboratories on March 2, 2001.

Agricultural Products: First-quarter sales of euro 1,038 million were almost 16% lower than in 2001. This is due primarily to the efforts to further optimize inventories that we have undertaken together with our customers. We expect that this will lead to a shift in sales into the second quarter and thus closer to the period of application. The 25% decline in income from operations before special items is a consequence of these measures. Cost savings related to the integration of the acquired business had a positive effect.

Fine Chemicals: Sales rose slightly to euro 504 million. Income from operations before special items was euro 21 million, which was considerably higher than in 2001. Positive growth was seen in the area of pharmaceutical active ingredients in particular.

Oil & Gas

Sales of euro 1,226 million in this segment in the first quarter were 15% lower compared with the same period in 2001. At approximately $21 per barrel, the average price of crude oil in the first quarter of 2002 was $4.7 per barrel lower than in the first quarter of 2001. In view of the current price situation, we have increased the average oil price used in our planning to $22 per barrel for 2002.

Income from operations was euro 284 million. Lower crude oil prices were partially offset by growth in natural gas trading. Foreign income taxes for oil production, which are non-compensable with German taxes, amounted to euro 82 million in the first quarter of 2002 and euro 121 million in the first quarter of 2001. These are included in tax expenses.

Regions 1st Quarter
Location of company               Sales                 Income from               Income from
                                                     operations before             operations
                                                       special items
                                         Change                      Change                   Change
Million euro            2001     2000      in %    2001     2000       in %    2001    2000    in %
1st Quarter
Europe                 4,900    5,859     (16.4)    767      949     (19.2)    767      923     (16.9)

- thereof
 Germany               3,505    4,039     (13.2)    568      627      (9.4)    568      613      (7.3)
North America
(NAFTA)                2,120    2,206      (3.9)     28      (13)        -      24     (157)        -
South America            309      428     (27.8)     (6)      11         -      (6)       8         -
Asia,
Pacific Area,
Africa                   910      796      14.3      29       15      93.3      29       15      93.3
                       8,239    9,289     (11.3)    818      962     (15.0)    814      789       3.2

The table above shows regional sales based on location of the Group company performing the sale. The following explanations to sales trends are based on regional sales according to location of customer.

In Europe, sales in the first quarter were euro 4,565 million. The decline of 16.2% compared with the previous year reflects the persistently weak economic environment. This region still made the largest contribution to the Groups income from operations. Lower sales resulted in a decline in income from operations before special items by euro 182 million or 19.2%. Excluding the effects of the sale of our pharmaceuticals business, we achieved slightly higher sales in the NAFTA region. Income from operations before special items was positive, partially as a result of the measures we implemented last year to reduce costs and improve structures. In South America, sales in the first quarter were down 27.5% to euro 380 million; sales were particularly negatively affected in Brazil and in Argentina. Income from operations was burdened by valuation allowances to receivables from customers in Argentina, which amounted to euro 40 million. In the Asia, Pacific Area, Africa region, sales increased by 3.6% to euro 1,206 million and income from operations improved.


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

Employees

Since the end of 2001, the number of employees has decreased by 942 as a result of the restructuring measures decided on last year.

Number of employees
                       1st Quarter         Year
                     2002       2001       2001
End of period       91,603     92,364     92,545
Average             91,929     99,479     94,744

Finance
Cash provided by operating activities was euro 128 million, euro 530 million more than in the same period in 2001. Cash outflows were related to payments for fines and claims for damages relating to antitrust violations in the vitamins business which occurred several years ago. At the end of the first quarter, seasonal effects resulted in a considerably higher level of trade accounts receivable than at the end of 2001. These additional funds employed were only partially offset by a reduction in inventories. Overall, additional funds employed included in net current assets of euro 795 million were considerably lower than in the previous year.

Cash used in investing activities amounted to euro 312 million. As planned, expenditures for tangible and intangible fixed assets of euro 473 million were approximately euro 100 million lower than in 2001. There was a cash inflow from the sale of securities. Financing requirements were covered by the issue of commercial paper. At euro 862 million, liquid funds were euro 119 million higher at the end of the first quarter than at the end of 2001. We did not buy back any shares in the first quarter of 2002.

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

Consolidated Statements of Cash Flow 1st Quarter

Million euro                                      2002       2001
Net income*                                        556        323
Depreciation of fixed assets                       618        630
Changes in net current assets                     (795)    (1,135)
Miscellaneous items                               (251)      (220)

Cash provided by operating activities              128       (402)

Expenditures for tangible and
intangible fixed assets                           (473)      (574)
Acquisitions/divestitures, net                       -      6,039
Financial investments and other items              161         54

Cash provided (used) by investing activities      (312)     5,519

Proceeds from capital increases                     15         (2)
Changes in financial indebtedness                  424     (3,140)
Dividends                                          (30)       (17)

Cash provided (used) by financing activities       409     (3,159)

Net changes in cash and cash equivalents           225      1,958
Cash and cash equivalents as of beginning
of year and other changes                          355        576

Cash and cash equivalents                          580      2,534

Securities held as current assets                  282        334

Liquid funds                                       862      2,868

*) Excluding extraordinary income

Forward-looking statements
This report contains forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASFs Form 20-F filed with the Securities and Exchange Commission. [The Annual Report on Form 20-F is available on the Internet at www.basf.com.] We do not assume any obligation to update the forward- looking statements contained in this report.


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

Financial Statement of BASF Group (abridged version)

Consolidated Statements of Income

                                                 1st Quarter      Change
Million euro                                    2002      2001     in %
Sales, net of natural gas taxes                8,239     9,289      (11.3)

Cost of sales                                  5,477     6,131      (10.7)

Gross profit on sales                          2,762     3,158      (12.5)

Selling expenses                               1,210     1,386      (12.7)
General and administrative expenses              171       183       (6.6)
Research and development expenses                312       377      (17.2)
Other operating income                           185       319      (42.0)
Other operating expenses                         440       742      (40.7)

Income from operations                           814       789        3.2

Expense/income from financial assets               0       (32)       -
Interest result                                   24      (126)       -

Financial result                                  24      (158)       -

Income from ordinary activities                  838       631       32.8

Extraordinary income                               -     6,010        -

Income before taxes and minority interests       838     6,641      (87.4)

Income taxes                                     263       435      (39.5)
Minority interests                                19        13       46.2

Net income                                       556     6,193      (91.0)
Earnings per share
 - ordinary (euro)                              0.95      0.53       79.2
 - extraordinary
   income (euro)                                   -      9.66        -
Number of shares in millions (weighted)          583       608       (4.0)

Consolidated Balance Sheets

Assets                                                March 31        Change    Dec. 31    Change
Million euro                                        2002   2001          in %      2001      in %
Intangible assets                                   3,854     4,222      (8.7)    3,943      (2.3)
Property, plant and equipment                      14,140    13,730       3.0    14,190      (0.4)
Financial assets                                    3,442     3,249       5.9     3,360       2.4

Fixed assets                                       21,436    21,201       1.1    21,493      (0.3)
Inventories                                         4,783     5,000      (4.3)    5,007      (4.5)
Accounts receivable, trade                          7,226     7,230      (0.1)    5,875      23.0
Miscellaneous receivables                           2,275     4,558     (50.1)    2,384      (4.6)
Deferred taxes                                      1,434     1,151      24.6     1,373       4.4
Liquid funds                                          862     2,868     (69.9)      743      16.0
Current assets                                     16,580    20,807     (20.3)   15,382       7.8
Total assets                                       38,016    42,008      (9.5)   36,875       3.1

Stockholders' equity and liabilities                   March 31        Change    Dec. 31    Change
Million euro                                        2002      2001       in %     2001       in %
Subscribed capital and capital surplus              4,408     4,315       2.2      4,408       0.0
Retained earnings and other equity                 13,311    15,443     (13.8)    12,754       4.4
Minority interests                                    364       376      (3.2)       360       1.1
Stockholders' equity                               18,083    20,134     (10.2)    17,522       3.2
Provisions for pensions and similar obligations     3,929     3,906       0.6      3,953      (0.6)
Provisions for taxes and other provisions           5,861     6,088      (3.7)     6,188      (5.3)
Provisions                                          9,790     9,994      (2.0)    10,141      (3.5)
Financial indebtedness                              3,222     4,563     (29.4)     2,835      13.7
Accounts payable, trade                             2,623     2,934     (10.6)     2,491       5.3
Other liabilities                                   4,298     4,383      (1.9)     3,886      10.6
Liabilities                                        10,143    11,880     (14.6)     9,212      10.1
Total stockholders' equity and liabilities         38,016    42,008      (9.5)    36,875       3.1

The interim financial statements have not been audited.

Publisher:
BASF Aktiengesellschaft
Corporate Department Communications
67056 Ludwigshafen
Germany

You can find HTML versions of this and other publications from BASF on our homepage at www.basf.com.

You can also order reports:
- by telephone: +49 62160-0
- by fax: +49 6021 704-431
- by e-mail: medien-service@basf-ag.de
- on the Internet: www.basf.com

Important dates
August 8, 2002
Interim Report Second Quarter 2002
November 14, 2002
Interim Report Third Quarter 2002
March 18, 2003
Financial Results 2002
April 29, 2003
Interim Report First Quarter 2003
May 6, 2003
Annual Meeting, Mannheim


Contacts
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Phone: +49 621 60-99938
Fax: +49 621 60-20129

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Phone: +49 621 60-48230
Fax: +49 621 60-22500

General inquiries:
Phone: +49 621 60-0
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Internet: www.basf.de/annual-report

BASF Aktiengesellschaft
67056 Ludwigshafen
Germany


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